Exhibit 4.47

English Translation for Reference Only

Security Agreement on Maximum Amount Guarantee

No:

Guarantor: China Electric Equipment Group Co., Ltd. (hereafter refers to as “Party A”)

Guarantee: China Sunergy (Nanjing) Co., Ltd. and its subsidiary (hereafter refers to as “Party B”)

Party B needs the foreign financing loan in order to expand the production and management. Party A shall voluntarily provide the guarantee for the relevant creditor’s right that is formed between and by the Party B and lender. Therefore, in accordance with Contract Law, Security Law and the pertinent provisions of relevant laws and regulations, Party A and B conclude and enter into this agreement and jointly abide by such agreement through the full consultation.

1. The maximum limit of the guarantee under this agreement is: RMB 2.5 billion (refers to the loan actually formed in any time within the term hereof, total amount guaranteed is less than 2.5 billion yuan).

2. The term of this agreement shall expire on December 31, 2015; with the official confirmation of both parties, from January 1, 2011 to the date of this agreement, all loan amounts that Party B has generated in actual term shall be covered under this agreement. Party A agrees to provide the guarantee required by Party B.

3. The cost of guarantee: None.

4. Governing law: this agreement shall apply for Law of the People's Republic of China.

5. Important events: where the ownership structure or control power of Party B has the major changes, Party A shall be entitled to unilaterally notify to terminate this agreement; with respect to the existing guarantee under this agreement, Party B shall be obligated to repay the loan Party A guarantees in advance or provide Party A with the counter guarantee within 30 days upon the date of termination of this agreement.

6. Settlement of disputes: all disputes arising from the effectiveness, performance and interpretation of this agreement shall be settled friendly by both parties. In case that no consultation reaches, it shall be governed by the People’s Court of First Instance within the jurisdiction where Party A is located. The relevant expenses occurred from the litigation (including counsel fee, travel expense, forensics charge, notarial fees, litigation costs, etc.) shall be borne by the failing party.

7. This agreement shall go into effect from the date of execution and sealing by both parties. Any matters not covered hereby shall be consulted by both parties. The supplementary agreement shall be signed and have the same effect with this agreement.

8. This agreement shall be in duplicate, with each party holding one with the same effect.

Party A: China Electric Equipment Group Co., Ltd.	Party B: China Sunergy (Nanjing) Co., Ltd.
Authorized representative	Authorized representative
Date: April 12, 2012	Date:

/seal/ China Electric Equipment Group Co., Ltd.	/seal/ China Sunergy (Nanjing) Co., Ltd.